THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-42315
                   SUBJECT TO COMPLETION, DATED APRIL 9, 2002
     PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 7, 1998.

                               10,000,000 Shares

                    (PIONEER NATURAL RESOURCES COMPANY LOGO)

                       PIONEER NATURAL RESOURCES COMPANY

                                  Common Stock
                               ------------------

     Our common stock is listed on the New York Stock Exchange under the symbol "PXD." On April 5, 2002, the last reported sale price of our common stock was $21.57 per share.

     The underwriters have an option to purchase a maximum of 1,500,000 additional shares from us to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE
S-5.

                                                                       UNDERWRITING
                                                         PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                          PUBLIC        COMMISSIONS       PIONEER
                                                       -------------   -------------   -------------
Per Share............................................      $               $               $
Total................................................    $               $               $

     Delivery of the shares of common stock will be made on or about April   ,
2002

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                              Book-Running Manager

                           CREDIT SUISSE FIRST BOSTON

                              Joint Lead Managers

BANC OF AMERICA SECURITIES LLC              JPMORGAN             LEHMAN BROTHERS
                               ------------------

DEUTSCHE BANK SECURITIES                                     WACHOVIA SECURITIES

FRIEDMAN BILLINGS RAMSEY
               HOWARD WEIL
                A DIVISION OF LEGG MASON WOOD
                        WALKER, INC.
                                 JOHNSON RICE & COMPANY, L.L.C.
                                              PETRIE PARKMAN & CO.
                                                         RAYMOND JAMES

           The date of this prospectus supplement is April   , 2002.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
OUR COMPANY...........................   S-1
RISK FACTORS..........................   S-5
CAUTIONARY STATEMENT ABOUT
  FORWARD-LOOKING STATEMENTS..........   S-9
USE OF PROCEEDS.......................   S-9
PRICE RANGE FOR OUR COMMON STOCK......  S-10
CAPITALIZATION........................  S-11

                                        PAGE
                                        ----
SELECTED CONSOLIDATED FINANCIAL
  DATA................................  S-12
UNDERWRITING..........................  S-14
LEGAL MATTERS.........................  S-16
EXPERTS...............................  S-16
WHERE YOU CAN FIND MORE INFORMATION...  S-17

                                   PROSPECTUS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................     2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................     2
THE ISSUERS...........................     3
USE OF PROCEEDS.......................     4
RATIOS OF EARNINGS TO FIXED CHARGES
  AND EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS...........     4
DESCRIPTION OF DEBT SECURITIES........     4

                                        PAGE
                                        ----
DESCRIPTION OF CAPITAL STOCK..........    18
DESCRIPTION OF DEPOSITARY SHARES......    24
DESCRIPTION OF WARRANTS...............    27
DESCRIPTION OF GUARANTEES.............    28
PLAN OF DISTRIBUTION..................    28
LEGAL OPINIONS........................    29
EXPERTS...............................    29

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     We provide information to you about this offering of shares of our common stock in two separate documents that are bound together: (a) this prospectus supplement, which describes the specific details regarding this offering, and
(b) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

     You should read carefully this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the prospectus, before you invest. These documents contain information you should consider when making your investment decision.

     All references to "we," "us," "our" or "Pioneer" in this prospectus supplement and the accompanying prospectus mean Pioneer Natural Resources Company and its subsidiaries. You should refer to our Annual Report on Form 10-K for the year ended December 31, 2001, for definitions of oil and gas terms and conventions used in this prospectus supplement.

                                  OUR COMPANY

     We are a large, independent oil and gas exploration and production company that seeks to competitively and profitably explore for, develop and produce oil, natural gas liquids and gas reserves. We seek to maximize long-term profitability and net asset value by combining lower risk development drilling with higher risk exploration activity.

     Our asset base is anchored by the Spraberry oil field located in West Texas, the Hugoton gas field located in Southwest Kansas and the West Panhandle gas field located in the Texas Panhandle. Our assets in these three core areas comprise 64 percent of our proved oil and gas reserve base. Complementing these core assets, we have exploration and development opportunities and oil and gas production activities in the Gulf of Mexico and onshore Gulf Coast areas, and internationally in Argentina, Canada, Gabon, South Africa and Tunisia. Our combined assets create a portfolio of resources and opportunities that are balanced among oil, natural gas liquids and gas and that are also balanced between long-lived, dependable production and exploration and development opportunities.

     As of December 31, 2001, we held total proved reserves equivalent to 671.4 million barrels of oil or 4.0 trillion cubic feet of natural gas. On a barrel of oil equivalent, or BOE, basis, 70 percent of our total proved reserves at December 31, 2001, were proved developed reserves. Our proved reserves are balanced with 52 percent being gas and 48 percent being oil and natural gas liquids, and we have a reserves-to-production ratio of 16 years based on December 31, 2001 reserves and 2001 production. We have identified over 1,700 development drilling locations on our properties in the United States, Argentina and Canada.

     Since 1998, we have devoted significant efforts and resources to hiring and developing a highly skilled exploration staff as well as acquiring and drilling a portfolio of exploration opportunities. Our commitment to exploration has resulted in significant discoveries during this period, such as the 1998 Sable oil field discovery in South Africa and the 1999 Aconcagua, 2000 Devils Tower and 2001 Falcon discoveries in the deepwater Gulf of Mexico. During 2002, we plan to spend a higher percentage of our capital on the development of these high-impact projects. We currently anticipate that our 2002 exploration efforts will be approximately 23 percent of total budgeted 2002 expenditures and will be concentrated domestically in the Gulf of Mexico and the onshore Gulf Coast area, and internationally in Gabon, South Africa and Tunisia.

     We expect the production from our long-lived reserves in the Spraberry, Hugoton and West Panhandle fields to provide stable cash flows to fund our development and exploration activities. We expect significant new production from the deepwater Gulf of Mexico and South Africa in 2002 and 2003 as we build on our recent exploration successes in those areas. We anticipate that daily production rates, on a BOE basis, will increase by 55 percent to 60 percent from the first quarter of 2002 to mid-2003 once the Sable, Aconcagua, Devils Tower and Falcon projects are all producing. We also expect, as a result of these projects, that our production on a BOE basis in 2003 will be approximately 60 percent from gas and approximately 40 percent from oil and natural gas liquids.

     Our executive offices are located at 5205 N. O'Connor Blvd., Suite 1400, Irving, TX 75039, and our telephone number is (972) 444-9001.

ACQUISITIONS

     We recently announced our purchase of an additional 30 percent working interest in the Falcon field development and associated acreage in the deepwater Gulf of Mexico for $55 million. We also announced that we have signed an agreement to purchase the remaining 23 percent of the rights that we do not already own in our core area West Panhandle gas field, and we are in final negotiations on another agreement to acquire the related West Panhandle field gathering system. The total purchase price for the West Panhandle transactions is $138 million. We expect to add approximately 137 Bcf of proved reserves at an acquisition cost of $0.93 per Mcf, settle related net obligations and purchase a gathering system through these acquisitions.

     Falcon Acquisition. We have purchased from Mariner Energy, Inc. a 25 percent working interest in the Falcon field development located in the East Breaks 579, 580 and 623 blocks, in approximately 3,400 feet of water, 100 miles east of Corpus Christi, Texas. Associated with the purchase, we will become the operator of the Falcon project by early May 2002. This will be our first operated deepwater Gulf of Mexico project. In addition, we are acquiring an additional 25 percent working interest from Mariner in 11 blocks that surround the Falcon discovery and that we acquired jointly with Mariner in August 2001. We plan to drill exploration prospects that have already been identified on these blocks in an effort to enhance production through the Falcon development system. The Mariner transaction has an effective date of January 1, 2002. We have also acquired a five percent working interest in the Falcon field development from another minority owner, with an effective date of July 1, 2001.

     As a result of these transactions, we will own a 75 percent working interest and operate the Falcon field development and related exploration blocks. Through the acquisitions, we expect incremental initial gas production of approximately 50 MMcfd commencing in the first quarter of 2003. We will be assuming approximately $31 million of additional 2002 capital requirements related to the 30 percent working interest we are acquiring in the Falcon transactions. We have implemented new gas hedges for 40 MMcfd for the first three years of production related to the acquisitions at an average price of $3.60 per Mcf.

     West Panhandle Acquisition. We have also signed a definitive purchase and sale agreement with Colorado Interstate Gas Company and CIG Production Company, L.P., subsidiaries of El Paso Corporation ("CIG"), to acquire CIG's working interest and other rights in the gas produced from the West Panhandle gas field and CIG's 100 percent entitlement to all field fuel. We are also in final negotiations with Colorado Interstate Gas Company to acquire CIG's wholly-owned gathering system related to the West Panhandle field. Associated with these transactions, we will settle capital costs due to CIG, which at December 31, 2001, had a carrying value of $47 million and were reflected in other current and noncurrent liabilities, offset by the elimination of a $22 million gas imbalance receivable due to us, which was reflected in other current and noncurrent assets at December 31, 2001. In connection with the settlement of the capital cost obligation related to these assets, we expect to recognize an extraordinary charge of approximately $14 million for the early extinguishment of this obligation in the quarter in which the transaction closes. Annual interest savings of $9 million would be realized as a result of settling the capital cost obligation. In addition, we have agreed to acquire a 100 percent working interest from El Paso Production GOM Inc. in 10 deepwater Gulf of Mexico blocks that surround the Falcon discovery. The CIG transactions are subject to various closing conditions including consents to assign and certain regulatory approvals. The CIG transactions are expected to close in the third quarter of 2002.

     As a result of these transactions, we will own a 100 percent working interest in the West Panhandle field and gathering system. We expect incremental production of approximately 20 MMcfd from the West Panhandle Field transaction. We anticipate continuing our program of horizontal drilling in the field, where we have identified approximately 330 drilling locations.

FIRST QUARTER 2002 OUTLOOK

     First quarter production is expected to average approximately 110,000 barrels per day on an oil equivalent basis. Our first quarter realized price for oil, including the effects of hedges, is expected to average approximately $22.40 to $22.60 per barrel. Our first quarter realized price for natural gas liquids is expected to range from $10.60 to $10.80 per barrel. Our first quarter realized price for gas, including the effects of hedges, is expected to average approximately $2.40 to $2.60 per Mcf. First quarter lease operating expenses (including production and ad valorem taxes) are expected to average approximately $5.05 to $5.25 per BOE. Lease operating expenses are higher than anticipated principally due to higher gas prices, which affected field fuel and production tax expense, and higher workover expenditures related to production enhancement projects in Canada and West Texas. Depreciation, depletion and amortization expense is expected to range from $5.00 to $5.20 per BOE. Total exploration and abandonment expense is expected to range from $20 million to $25 million. General and administrative expense is expected to range from $11 million to $12 million. Interest expense is expected to be approximately $26 million. Cash taxes for the first quarter are expected to be approximately $1 million because we continue to benefit from the carryforward of prior years' net operating losses in the United States and Canada. Capital expenditures are expected to range from $105 million to $115 million.

ARGENTINA DEVELOPMENTS

     We continue to monitor the political and economic environment in Argentina, where 17 percent of our oil, natural gas liquids, and gas reserves were held as of December 31, 2001. During 2002, the government has continued to implement reforms that are intended to stabilize the economy, including the imposition of a 20 percent tax on oil exports beginning March 1, 2002. We anticipate that we will resume oil drilling during the third quarter of 2002 as a result of improved oil prices and reductions in drilling costs and lease operating expenses. Our oil and gas revenues will be reduced as a result of the Argentine peso devaluation and recent export tax; however, the reduction will be mitigated by decreases in the cost of Argentine operations and administration as a result of the peso devaluation.

     The continuing devaluation of the Argentine peso during the first quarter of 2002 will result in a noncash charge to results in that period of approximately $5 million to $7 million. The first quarter charge reflects the remeasurement of our peso-denominated monetary assets and liabilities to U.S. dollars as of March 31, 2002. Once the exchange rate of Argentine pesos to U.S. dollars stabilizes, the effect of future remeasurement assessments should be minimal.

     For the first quarter of 2002, our Argentine subsidiaries generated oil and natural gas liquids revenues of approximately $15 million and gas revenues of approximately $4 million. During the same three months, our Argentine subsidiaries incurred approximately $4 million of operating costs and $2 million of administrative expenses. During the first quarter of 2002, we have exported approximately 75 percent of our Argentine oil production and approximately 15 percent of our Argentine gas production.

HEDGING PROGRAM

     As a result of the recent increase in quoted future commodity prices, we have aggressively hedged our oil and gas production for the second half of 2002 and oil production for 2003 to protect our cash flow and lock in favorable returns on our new production. For 2002, we have hedges covering approximately 80 percent of expected North American gas production at an average NYMEX equivalent price of $3.85 per Mcf or greater and approximately 65 percent of expected worldwide oil production at an average NYMEX equivalent price of $25.00 per barrel or greater. For 2003, we have oil hedges covering approximately 25 percent of expected worldwide oil production at an average NYMEX equivalent price of $24.10 per barrel. Our hedges are with a diverse group of intermediaries, principally large U.S. banks that we believe represent minimal credit risk.

RECENT EXPLORATION ACTIVITY

     Our Awena Marin-1 well, the first of three wells to be drilled this year in the shallow water offshore Gabon, successfully extended the oil accumulation in the Lower Gamba sand previously established by the Olowi Marin-1 discovery well drilled in 2001. The Awena Marin-1 discovery was drilled approximately 13 kilometers (eight miles) southeast of the Olowi Marin-1 discovery to a total depth of approximately 3,600 feet and found nine feet of net oil pay in its primary target, the Lower Gamba sand, and 41 feet of higher quality reservoir sand in the Upper Gamba. The well penetrated the gas cap of the Upper Gamba, producing approximately 12 million cubic feet of gas per day during a two hour test.

     The Lower Gamba oil rim was found at the same depth as in the discovery well 13 kilometers away as predicted by our 3-D seismic model and could be an indicator that the oil rim is in communication between the two discoveries. We plan to use the well data to further refine our seismic model to target the location of the oil column within the Upper Gamba sand, and we are also evaluating the potential to commercialize the significant gas reservoir.

     We are currently participating in a deepwater Gulf of Mexico well being drilled to appraise the Ozona Deep discovery drilled in 2001. Later this year, we plan to test prospects near both our Falcon and Devils Tower discoveries to take advantage of the new infrastructure under development in those areas. On the Gulf of Mexico shelf, we plan to test the Gallop prospect, a deep gas prospect on trend with the Stirrup field discovered in 2001 that began producing gas on April 2, 2002. One or two additional deep gas tests on the Gulf of Mexico shelf could be drilled later in the year.

     We plan to continue to explore our extensive acreage position offshore South Africa by drilling at least two wells in 2002 to test oil and gas prospects refined with information from new 3-D seismic data surveys, and we plan to drill one to two Silurian and TAGI sand prospects in Tunisia in North Africa in 2002.

                                  RISK FACTORS

     If you purchase shares of our common stock, you will take on financial risk. Before buying our common stock in this offering, you should carefully consider the risks described below, as well as other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed, the trading price of our common stock offered by this prospectus supplement could decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

     Our business activities subject us to hazards and risks. The following is a summary of some of the material risks relating to our business activities.

  OUR PROFITABILITY IS HIGHLY DEPENDENT ON THE PRICES OF OIL, NATURAL GAS LIQUIDS AND GAS, WHICH HAVE HISTORICALLY BEEN VERY VOLATILE.

     Our revenues, profitability, cash flow and future rate of growth are highly dependent on prices of oil, natural gas liquids and gas, which are affected by numerous factors beyond our control. Oil, natural gas liquids and gas prices historically have been very volatile. For example, gas prices declined significantly in 2001 from levels reached in the second half of 2000 and early 2001. A significant downward trend in commodity prices, comparable to the commodity prices experienced in 1998, would have a material adverse effect on our revenues, profitability and cash flow and could result in a reduction in the carrying value of our oil and gas properties and an increase in our deferred tax asset valuation allowance.

  OUR DRILLING ACTIVITIES MAY NOT BE PRODUCTIVE.

     Drilling involves numerous risks, including the risk that we will not encounter any commercially productive gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     - unexpected drilling conditions,

     - pressure or irregularities in formations,

     - equipment failures or accidents,

     - fires, explosions, blow-outs and surface cratering,

     - marine risks such as capsizing, collisions and hurricanes,

     - adverse weather conditions, and

     - shortages or delays in the delivery of equipment.

     Our future drilling activities may not be successful and, if unsuccessful, this failure could have an adverse effect on our future results of operations and financial condition. While all drilling, whether developmental or exploratory, involves these risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. Because of the percentage of our capital budget devoted to higher risk exploratory projects, it is likely that we will continue to experience exploration and abandonment expense.

     As part of our strategy, we explore for oil and gas offshore, sometimes in deep water or at deep drilling depths, where operations are more difficult and costly than on land or than at shallower depths and in shallower waters. Deep water operations may require a significant amount of time between a discovery and the time that we can market the oil or gas, increasing both the financial and operational risk involved with these activities.

  WE MAY BE REQUIRED TO RECOGNIZE NON-CASH CHARGES RELATING TO UNPROVED PROPERTY COSTS.

     We carried unproved property costs of $187.8 million at December 31, 2001, and $229.2 million at December 31, 2000. United States generally accepted accounting principles require us to periodically evaluate these costs on a project-by-project basis in comparison to their estimated value. The following factors affect our evaluations:

     - results of exploration activities,

     - commodity price outlooks,

     - planned future sales, and

     - expiration of all or a portion of the leases, contracts and permits related to such projects.

If the quantity of potential reserves determined by such evaluations is not sufficient to fully recover the cost invested in each project, we will recognize non-cash charges in the earnings of future periods.

  OUR GROWTH DEPENDS ON OUR ABILITY TO ACQUIRE OIL AND GAS PROPERTIES ON A PROFITABLE BASIS.

     Acquisitions of producing oil and gas properties have been a key element of our growth. Our growth following the full development of our existing property base could be impeded if we are unable to acquire additional oil and gas properties on a profitable basis. The success of any acquisition will depend on a number of factors, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from reserves and to assess possible environmental liabilities. All of these factors affect whether an acquisition will ultimately generate cash flows sufficient to provide a suitable return on investment. Even though we perform a review of the properties we seek to acquire in a manner that we believe is consistent with industry practices, our reviews are often limited in scope.

  GULF OF MEXICO RESERVOIRS GENERALLY HAVE SHORT PRODUCTION PERIODS.

     Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from our domestic onshore reservoirs. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production.

  IF WE ARE UNABLE TO DISPOSE OF NON-STRATEGIC ASSETS AT ACCEPTABLE PRICES, THIS WOULD HINDER OUR ABILITY TO MAKE CAPITAL RESOURCES AVAILABLE FOR MORE STRATEGIC ACTIVITIES.

     We regularly review our property base for the purpose of identifying non-strategic assets, the disposition of which would increase capital resources available for other activities and create organizational and operational efficiencies. Various factors could materially affect our ability to dispose of non-strategic assets, including the availability of purchasers willing to purchase the non-strategic assets at prices acceptable to us.

  OUR OPERATION OF GAS PROCESSING PLANTS INVOLVES THE POTENTIAL FOR DAMAGE
  CLAIMS.

     As of December 31, 2001, we owned interests in nine gas processing plants and four treating facilities. We operate six of the plants and all four treating facilities. There are significant risks associated with our operation of gas processing plants. Gas and natural gas liquids are volatile and explosive and may include carcinogens. Damage to, or improper operation of, a gas processing plant or facility could result in an explosion or the discharge of toxic gases, which could result in significant damage claims against us in addition to interrupting a revenue source.

  WE ARE NOT FULLY INSURED AGAINST OPERATING HAZARDS.

     Our operations are subject to all the risks normally incident to the oil and gas exploration and production business. These risks include blowouts, cratering, explosions and pollution and other environmental damage, any of which could result in substantial losses to us due to injury or loss of life, damage to or destruction of wells, production facilities or other property, clean-up responsibilities, regulatory investigations and penalties and suspension of operations. Although we currently maintain insurance coverage that we consider reasonable and that is similar to that maintained by comparable companies in the oil and gas industry, we are not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs.

  IN THE EVENT OF NONCOMPLIANCE, LIABILITIES UNDER ENVIRONMENTAL LAWS AND REGULATIONS COULD BE SUBSTANTIAL.

     The oil and gas business is subject to environmental hazards, such as oil spills, gas leaks and ruptures and discharges of toxic substances or gases that could expose us to substantial liability due to pollution and other environmental damage. A variety of federal, state and foreign laws and regulations govern the environmental aspects of the oil and gas business. Noncompliance with these laws and regulations may subject us to penalties, damages or other liabilities, and compliance may increase the cost of our operations. Such laws and regulations may also affect the costs of acquisitions.

     Additionally, changes in environmental laws in the future could result in a curtailment of production or processing or a material increase in the costs of production, development, exploration or processing or could otherwise adversely affect our operations and financial condition. Pollution and similar environmental risks generally are not fully insurable.

  FACTORS OUTSIDE OF OUR CONTROL COULD IMPAIR OUR ABILITY TO SATISFY OUR DEBT OBLIGATIONS.

     We are a borrower under fixed-term senior notes and a line of credit. The terms of our borrowings under the senior notes and the line of credit specify scheduled debt repayments and require us to comply with covenants and restrictions. Our ability to comply with the debt repayment terms, associated covenants and restrictions is dependent on, among other things, factors outside of our direct control, such as commodity prices, interest rates and competition for available debt financing.

  THE OIL AND GAS INDUSTRY IS HIGHLY COMPETITIVE.

     We compete with other companies, producers and operators for acquisitions and in the exploration, development, production and marketing of oil and gas. Some of these competitors have substantially greater financial and other resources than us.

  PRESENT OR FUTURE REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS.

     Our business is regulated by a variety of federal, state, local and foreign laws and regulations. There can be no assurance that present or future regulations will not adversely affect our business and operations.

  WE HAVE INTERNATIONAL OPERATIONS THAT ARE SUBJECT TO INTERNATIONAL ECONOMIC AND POLITICAL RISKS.

     At December 31, 2001, approximately 22 percent of our proved reserves of oil, natural gas liquids and gas were located outside the United States (17 percent in Argentina, four percent in Canada and one percent in South Africa). The success and profitability of international operations may be adversely affected by risks associated with international activities, including:

     - economic and labor conditions,

     - political instability,

     - loss of revenue, property or equipment as a result of expropriation, nationalization, war or insurrection,

     - tax laws, including host country export, excise and income taxes and United States taxes on foreign subsidiaries, and

     - changes in the value of the United States dollar versus the local currencies in which oil and gas producing activities may be denominated.

To the extent that we are involved in international activities, changes in exchange rates may adversely affect our consolidated financial position, results of operations and liquidity.

  NUMEROUS UNCERTAINTIES EXIST IN ESTIMATING OUR QUANTITIES OF PROVED RESERVES AND FUTURE NET REVENUES.

     The estimates of proved reserves and related future net revenues set forth in this document are based on various assumptions which may prove to be inaccurate. Therefore, you should not construe those estimates as being accurate estimates of the current market value of our proved reserves.

RISKS RELATING TO THIS OFFERING

  THE MARKET PRICE OF OUR COMMON STOCK HAS FLUCTUATED SUBSTANTIALLY IN THE PAST AND IS LIKELY TO FLUCTUATE IN THE FUTURE AS A RESULT OF A NUMBER OF FACTORS.

     The market price of our common stock and the number of shares traded each day have varied greatly. Such fluctuations may continue because of numerous factors, including:

     - quarterly fluctuations in our operating results and those of our competitors,

     - gains or losses of significant customers,

     - changes in stock market analysts' estimates of our future performance and the future performance of our competitors,

     - sales of a high volume of shares of our common stock by our large stockholders,

     - events affecting other companies that the market deems comparable to us,

     - general conditions in the industries in which we operate, and

     - general economic conditions in the United States, Argentina, Canada, Africa, and other areas.

     In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially and adversely affect our stock price, regardless of our operating results.

  NEW INVESTORS IN OUR COMMON STOCK MAY BE DILUTED.

     New investors in our common stock will be subject to the risk that their equity interests in us may be diluted through the issuance of additional equity securities. We have the right to issue, at the discretion of our board of directors, shares other than those to be issued in this offering, upon such terms and conditions and at such prices as our board of directors may establish. In addition, we may in the future issue preferred stock that might have priority over our common stock as to distributions and liquidation proceeds.

  WE DO NOT INTEND TO PAY CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

     Although we have paid cash dividends in the past, our board of directors did not declare dividends to our stockholders during 2002, 2001, or 2000. We do not plan to declare or pay cash dividends in the foreseeable future.

  PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition of our company or a merger in which we are not the surviving company and may otherwise prevent or slow changes in our board of directors and management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. We have also adopted a shareholder rights plan. These provisions could discourage an acquisition of our company or other change in control transaction and thereby negatively affect the price that investors might be willing to pay in the future for our common stock.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. The forward-looking statements speak only as of the date made, and we undertake no obligation to update forward-looking statements. These forward-looking statements may be identified by the use of the words "believe," "expect," "anticipate," "will," "contemplate," "would" and similar expressions that contemplate future events. These statements appear in a number of places in the documents we incorporate by reference. All statements other than statements of historical fact included or incorporated in this prospectus supplement or the accompanying prospectus, including statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations, are forward-looking statements.

     Although we believe that such forward-looking statements are based on reasonable assumptions, we give no assurance that our expectations will in fact occur. Important factors could cause actual results to differ materially from those in the forward-looking statements, including factors identified in our periodic reports incorporated in this prospectus by reference. Forward-looking statements are subject to risks and uncertainties and include information concerning general economic conditions and possible or assumed future results of operations, estimates of oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures, our realization of deferred tax assets, the level of future expenditures for environmental costs, and our management's strategies, plans and objectives.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                                USE OF PROCEEDS

     The net proceeds that we will receive from the sale of 10,000,000 shares of our common stock in this offering are estimated to be approximately $206.2 million, after deducting underwriting discounts and commissions and estimated offering expenses, assuming the over-allotment option is not exercised by the underwriter, and $237.2 million assuming the over-allotment option is exercised in full. This estimate assumes a public offering price of $21.57 per share, which was the closing price of our common stock on the New York Stock Exchange on April 5, 2002.

     We intend to use approximately $193 million of the net proceeds to finance our acquisitions in the Falcon project area of the deepwater Gulf of Mexico and in the West Panhandle gas field in the Texas Panhandle, and the remainder for other general corporate purposes, including working capital and capital expenditures (primarily the incremental expenditures associated with our increased interests in the Falcon project). Pending such use of the net proceeds, we will pay down our bank line of credit.

     At April 5, 2002, we had $392 million outstanding under our bank line of credit bearing interest at LIBOR plus 125 basis points. Our bank line of credit matures on March 1, 2005. Some of the lenders under this bank line of credit are underwriters or affiliates of underwriters for this offering. See "Underwriting" on page S-14.

                        PRICE RANGE FOR OUR COMMON STOCK

     Our common stock is listed and traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PXD." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported in the New York Stock Exchange composite transactions.

                                                               HIGH     LOW
                                                              ------   ------
2002
  Second quarter (through April 5, 2002)....................  $23.24   $21.56
  First quarter.............................................  $22.30   $16.10
2001
  Fourth quarter............................................  $19.70   $13.22
  Third quarter.............................................  $19.38   $12.62
  Second quarter............................................  $23.05   $14.30
  First quarter.............................................  $20.24   $15.45
2000
  Fourth quarter............................................  $20.63   $12.44
  Third quarter.............................................  $16.06   $10.63
  Second quarter............................................  $15.63   $ 9.00
  First quarter.............................................  $10.75   $ 6.75

     On April 5, 2002, the last reported sales price of our common stock, as reported in the New York Stock Exchange composite transactions, was $21.57 per share.

     As of April 5, 2002, we had 103,422,337 shares of common stock outstanding, and 942,847 shares issued by our Canadian subsidiary that are exchangeable for our common stock on a one-for-one basis. Our common stock was held by approximately 37,344 holders of record.

     Our credit agreement restricts us from paying or declaring dividends on common stock and certain other payments in excess of an aggregate of $50 million annually. Our board of directors has not declared dividends to the holders of our common stock during 2002, 2001 or 2000.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 2001, our consolidated historical capitalization and consolidated as adjusted capitalization reflecting the receipt of the estimated net proceeds from the issuance of 10,000,000 shares of our common stock at the assumed offering price of $21.57 per share, and our application of the estimated net proceeds from this issuance to reduce outstanding indebtedness under our bank line of credit pending use as described in "Use of Proceeds." You should read this table in conjunction with our consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2001.

                                                                 DECEMBER 31, 2001
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN MILLIONS)
Long-term debt:
  Line of credit............................................  $   294.0     $    87.8
  8 7/8% senior notes due 2005 (including deferred hedge
     gains).................................................      162.0         162.0
  8 1/4% senior notes due 2007 (net of discount and
     including deferred hedge gains)........................      153.7         153.7
  6 1/2% senior notes due 2008 (net of discount and deferred
     hedge losses)..........................................      332.6         332.6
  9 5/8% senior notes due 2010 (net of discount)............      385.1         385.1
  7 1/5% senior notes due 2028 (net of discount)............      249.9         249.9
                                                              ---------     ---------
       Total long-term debt.................................    1,577.3       1,371.1
Stockholders' equity:
  Preferred stock, $.01 par value...........................         --            --
  Common stock, $.01 par value..............................        1.1           1.2
  Additional paid-in capital................................    2,462.3       2,668.4
  Treasury stock............................................      (48.0)        (48.0)
  Accumulated deficit.......................................   (1,323.3)     (1,323.3)
  Accumulated other comprehensive income:
     Deferred hedge gains, net..............................      201.0         201.0
     Cumulative translation adjustment......................       (7.7)         (7.7)
                                                              ---------     ---------
       Total stockholders' equity...........................    1,285.4       1,491.6
                                                              ---------     ---------
          Total capitalization..............................  $ 2,862.7     $ 2,862.7
                                                              =========     =========

     After drawing on our bank line of credit to pay $193 million for the Falcon project area and West Panhandle gas field acquisitions, our total long-term debt as a percentage of total capitalization will be reduced at December 31, 2001, from 55 percent (historical) to 51 percent (as adjusted). See "Use of Proceeds" on page S-9.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data is derived from our consolidated financial statements. This information is only a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are part of our Annual Report on Form 10-K for the year ended December 31, 2001. You should read our financial statements and other information filed with the SEC.

                                                           YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------
                                              2001       2000       1999       1998      1997(A)
                                            --------   --------   --------   --------   ---------
                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Oil and gas..........................  $  847.0   $  852.7   $  644.6   $  711.5   $   536.8
     Interest and other(b)................      21.8       25.8       89.7       10.4         4.3
     Gain (loss) on disposition of assets,
       net................................       7.7       34.2      (24.2)       (.4)        4.9
                                            --------   --------   --------   --------   ---------
                                               876.5      912.7      710.1      721.5       546.0
                                            --------   --------   --------   --------   ---------
  Costs and expenses:
     Oil and gas production...............     209.7      189.3      159.5      223.5       144.2
     Depletion, depreciation and
       amortization.......................     222.6      214.9      236.1      337.3       212.4
     Impairment of properties and
       facilities.........................        --         --       17.9      459.5     1,356.4
     Exploration and abandonments.........     127.9       87.5       66.0      121.9        77.2
     General and administrative...........      37.0       33.3       40.2       82.6        48.8
     Reorganization.......................        --         --        8.5       33.2          --
     Interest.............................     131.9      162.0      170.3      164.3        77.5
     Other(c).............................      39.6       67.2       34.7       30.0         7.1
                                            --------   --------   --------   --------   ---------
                                               768.7      754.2      733.2    1,452.3     1,923.6
                                            --------   --------   --------   --------   ---------
  Income (loss) before income taxes and
     extraordinary items..................     107.8      158.5      (23.1)    (730.8)   (1,377.6)
  Income tax benefit (provision)..........      (4.0)       6.0         .6      (15.6)      500.3
                                            --------   --------   --------   --------   ---------
  Income (loss) before extraordinary
     items................................     103.8      164.5      (22.5)    (746.4)     (877.3)
  Extraordinary items.....................      (3.8)     (12.3)        --         --       (13.4)
                                            --------   --------   --------   --------   ---------
  Net income (loss).......................  $  100.0   $  152.2   $  (22.5)  $ (746.4)  $  (890.7)
                                            ========   ========   ========   ========   =========
  Income (loss) before extraordinary items
     per share:
     Basic................................  $   1.05   $   1.65   $   (.22)  $  (7.46)  $  (16.88)
                                            ========   ========   ========   ========   =========
     Diluted..............................  $   1.04   $   1.65   $   (.22)  $  (7.46)  $  (16.88)
                                            ========   ========   ========   ========   =========
  Net income (loss) per share:
     Basic................................  $   1.01   $   1.53   $   (.22)  $  (7.46)  $  (17.14)
                                            ========   ========   ========   ========   =========
     Diluted..............................  $   1.00   $   1.53   $   (.22)  $  (7.46)  $  (17.14)
                                            ========   ========   ========   ========   =========
  Dividends per share.....................  $     --   $     --   $     --   $    .10   $     .10
                                            ========   ========   ========   ========   =========
  Weighted average shares outstanding:
     Basic................................      98.5       99.4      100.3      100.1        52.0
                                            ========   ========   ========   ========   =========
     Diluted..............................      99.7       99.8      100.3      100.1        52.0
                                            ========   ========   ========   ========   =========

                                                           YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                               2001       2000       1999       1998     1997(A)
                                             --------   --------   --------   --------   --------
                                                                (IN MILLIONS)
STATEMENT OF CASH FLOWS DATA:
  Cash flows from operating activities.....  $  475.6   $  430.1   $  255.2   $  314.1   $  228.2
  Cash flows from investing activities.....  $ (422.7)  $ (194.5)  $  199.0   $ (517.0)  $ (341.2)
  Cash flows from financing activities.....  $  (64.0)  $ (244.1)  $ (479.1)  $  190.9   $  166.0
BALANCE SHEET DATA (AS OF DECEMBER 31):
  Working capital (deficit)(d).............  $   27.4   $  (25.1)  $  (13.7)  $ (324.8)  $   46.6
  Property, plant and equipment, net.......  $2,784.3   $2,515.0   $2,503.0   $3,034.1   $3,515.8
  Total assets.............................  $3,271.1   $2,954.4   $2,929.5   $3,481.3   $4,153.0
  Long-term obligations....................  $1,743.7   $1,804.5   $1,914.5   $2,101.2   $2,124.0
  Total stockholders' equity...............  $1,285.4   $  904.9   $  774.6   $  789.1   $1,548.8

---------------

(a) Includes amounts relating to the acquisition of Mesa Inc. in August 1997 and Chauvco Resources Ltd. in December 1997.

(b) 1999 includes $41.8 million of option fees and liquidated damages paid to us for a transaction that did not close and $30.2 million of income associated with an excise tax refund.

(c) Other expense for 2001 includes $11.5 million, $9.9 million and $7.7 million of charges for changes in the fair values of derivatives excluded from hedge accounting treatment, Canadian gas marketing losses, and the remeasurement of Argentine peso-denominated net monetary assets and adjustments to reduce the carrying value of Argentine lease and well equipment inventory to market value, respectively. Other expense for 2000, 1999 and 1998 include non-cash mark-to-market charges for changes in the fair values of non-hedge financial instruments of $58.5 million, $27.0 million and $21.2 million, respectively.

(d) The 1998 working capital deficit includes $306.5 million of current maturities of long-term debt.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated April   , 2002, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................
Banc of America Securities LLC..............................
J.P. Morgan Securities Inc. ................................
Lehman Brothers Inc. .......................................
Deutsche Bank Securities Inc. ..............................
First Union Securities, Inc. ...............................
Friedman, Billings, Ramsey & Co. ...........................
Howard Weil, a division of Legg Mason Wood Walker, Inc. ....
Johnson Rice & Company, L.L.C. .............................
Petrie Parkman & Co., Inc. .................................
Raymond James & Associates, Inc. ...........................
                                                              ----------
          Total.............................................  10,000,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a selling concession of $     per
share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                             PER SHARE                           TOTAL
                                  -------------------------------   -------------------------------
                                     WITHOUT            WITH           WITHOUT            WITH
                                  OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                  --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us........     $                $                $                $
Expenses payable by us..........     $                $                $                $

     Pending application of the proceeds as described in "Use of Proceeds," we intend to use more than 10 percent of the net proceeds from the sale of the common stock to repay indebtedness owed by us to commercial banking affiliates of Banc of America Securities LLC, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and First Union Securities, Inc., who are participants in our syndicated bank credit facility. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities

Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement, except in some circumstances involving (i) the conversion, exercise or exchange of options, warrants or other securities existing on the date hereof pursuant to their terms, (ii) the replenishment of our unallocated shelf registration statement up to $1 billion of total securities, (iii) acquisitions or other business combinations, and (iv) our employee benefit and long-term incentive plans.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement, except for the disposition of an aggregate of up to 200,000 shares of common stock in connection with employee benefit plans.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in the electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

     The underwriters or their affiliates have provided, and are expected to continue to provide, various investment banking and other advisory services to us. They have received, and will continue to receive, customary compensation for these services. Commercial bank affiliates of Banc of America Securities LLC, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and First Union Securities, Inc. are participants in our syndicated bank credit facility. Affiliates of those investment banks are also counterparties to some of our hedging contracts.

     Wachovia Corporation conducts its investment banking, institutional and capital markets business through its various bank, broker-dealer and non-bank subsidiaries (including one of the underwriters, First Union Securities, Inc.) under the trade name Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of First Union Securities, Inc. that may or may not be participating as a selling dealer in the distribution of securities.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered in this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

     Our common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PXD." Our reports and other information filed with the SEC can also be inspected at the offices of the New York Stock Exchange and the Toronto Stock Exchange.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered hereby have been sold or we have filed with the SEC an amendment to the registration statement relating to this offering which deregisters all securities then remaining unsold:

     - the description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on August 5, 1997, and the amendment thereto filed with the SEC on August 8, 1997;

     - the description of the rights to purchase our Series A Junior Participating Preferred Stock pursuant to our Stockholder Rights Plan contained in our Registration Statement on Form 8-A, as filed with the SEC on July 24, 2001; and

     - our Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the SEC on March 7, 2002.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

        Pioneer Natural Resources Company
        5205 North O'Connor Road
        Suite 1400
        Irving, Texas 75039
        Attention: Investor Relations
        Telephone: (972) 969-3584

PROSPECTUS

                       PIONEER NATURAL RESOURCES COMPANY
               PIONEER NATURAL RESOURCES USA, INC., AS GUARANTOR

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS
                         GUARANTEES OF DEBT SECURITIES

(PIONEER NATURAL RESOURCES LOGO)

     Pioneer Natural Resources Company (the "Company"), a Delaware corporation, may offer from time to time (a) debt securities ("Debt Securities"), which may be subordinated to other indebtedness of the Company, (b) warrants to purchase Debt Securities ("Debt Warrants"), (c) shares of preferred stock, par value $.01 per share ("Preferred Stock"), (d) warrants to purchase shares of Preferred Stock ("Preferred Stock Warrants"), (e) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series ("Depositary Shares"), (f) shares of common stock, par value $.01 per share ("Common Stock"), and (g) warrants to purchase shares of Common Stock ("Common Stock Warrants"), and Pioneer Natural Resources USA, Inc. ("Pioneer USA"), a Delaware corporation and direct, wholly-owned subsidiary of the Company, may offer from time to time guarantees of Debt Securities ("Guarantees"), all having an aggregate initial public offering price not to exceed $1,400,000,000 or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies, including European Currency Units. The Debt Warrants, Preferred Stock Warrants and Common Stock Warrants are referred to herein collectively as "Warrants," and the Debt Securities, Preferred Stock, Depositary Shares, Common Stock, Warrants and Guarantees are referred to herein collectively as the "Offered Securities." The Offered Securities may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at or prior to the time of sale.

     The specific terms of the Offered Securities with respect to which this Prospectus is being delivered will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of the Offered Securities and the initial price and the net proceeds to the Company or Pioneer USA from the sale thereof. The Prospectus Supplement will include, with regard to the particular Offered Securities, the following information: (a) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment, or sinking fund provisions, the currency or currency unit in which principal, premium, or interest is payable, the designation of the trustee acting under the applicable indenture, and the initial offering price; (b) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any conversion or exchange rights, and whether the Company has elected to offer the Preferred Stock in the form of Depositary Shares; (c) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; (d) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon exercise, the exercise price, the terms of the offering and sale thereof, and where applicable, the duration and detachability thereof; (e) in the case of Guarantees, the series of Debt Securities to which the Guarantees apply, whether the Guarantees are secured or unsecured, conditional or unconditional, senior or subordinate to other guarantees or indebtedness, and any other material terms; and (f) in the case of all Offered Securities, whether the Offered Securities will be offered separately or as a unit with other Offered Securities. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Company may sell the Offered Securities directly, through agents designated from time to time, or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of the Offered Securities, the names of the agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company from the sale will be set forth in the applicable Prospectus Supplement.

      THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

January 7, 1998

     CERTAIN PERSONS PARTICIPATING IN AN OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH OFFERED SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER AN OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company and Pioneer USA are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Each of the Company and Pioneer USA files reports and other information, and the Company files proxy statements, with the Securities and Exchange Commission (the "SEC"). Those reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. These reports, proxy statements and other information may also be obtained without charge from the web site that the SEC maintains at http://www.sec.gov. These reports, proxy statements, and other information about the Company also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company and Pioneer USA have filed with the SEC a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Offered Securities. This Prospectus and any accompanying Prospectus Supplement do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company, Pioneer USA and the Offered Securities, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by that reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company, Pioneer USA, Parker & Parsley Petroleum Company ("Parker & Parsley") and MESA Inc. ("Mesa") with the SEC, are incorporated by reference into this Prospectus, and are deemed to be a part of this Prospectus:

      1. Mesa's Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 1996;

      2. Mesa's Quarterly Report on Form 10-Q for the period ended March 31,
         1997;

      3. Mesa's Quarterly Report on Form 10-Q for the period ended June 30,
         1997;

      4. Mesa's Current Reports on Form 8-K, dated February 7, 1997, and April 6, 1997, and Mesa's Current Report on Form 8-K/A, dated February 7, 1997;

      5. Mesa's Current Report on Form 8-K, dated August 7, 1997;

      6. Parker & Parsley's Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 1996;

      7. Parker & Parsley's Current Report on Form 8-K, dated February 3, 1997;

      8. Parker & Parsley's Quarterly Report on Form 10-Q for the period ended March 31, 1997;

      9. Parker & Parsley's Current Reports on Form 8-K, dated April 3, 1997, July 28, 1997, and July 29, 1997;

     10. Parker & Parsley's Quarterly Report on Form 10-Q for the period ended June 30, 1997;

     11. Parker & Parsley's Current Report on Form 8-K, dated April 6, 1997;

     12. Parker & Parsley's Current Report on Form 8-K, dated August 7, 1997;

     13. The Company's Registration Statement on Form S-4 (No. 333-26951) filed on June 26, 1997, including any amendment or report for the purpose of updating any such material;

     14. The Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997;

     15. The Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997;

     16. The Company's Current Report on Form 8-K, dated August 7, 1997;

     17. The Company's Current Report on Form 8-K, dated September 3, 1997;

     18. The Company's Current Report on Form 8-K, dated December 5, 1997;

     19. The Company's Current Report on Form 8-K, dated December 18, 1997;

     20. The Definitive Joint Management Information Circular and Proxy Statement of the Company and Chauvco Resources Ltd. (File No. 001-13245) filed with the SEC on November 17, 1997, including any amendment or report for the purpose of updating any such material;

     21. The description of the Company's Common Stock contained in the Company's Registration Statement on Forms 8-A and 8-A/A (File No. 001-13245), declared effective by the SEC on August 8, 1997; and

     22. Pioneer USA's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

     All documents filed by the Company and Pioneer USA pursuant to Section 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any person, a copy of any or all of the documents referred to above that have been or may be incorporated by reference into this Prospectus, other than exhibits to the documents (unless the exhibits are specifically incorporated by reference into the documents). Written or telephone request for the copies should be directed to Corporate Secretary, Pioneer Natural Resources Company, 1400 Williams Square West, 5205 North O'Connor Boulevard, Irving, Texas 75039 (Telephone: (972) 444-9001).

                                  THE ISSUERS

     The Company is one of the largest public independent oil and gas companies in the United States, engaged principally in the acquisition, development and production of, and exploration for, oil and gas reserves and related activities. Pioneer USA is a direct, wholly-owned subsidiary of the Company and, at December 31, 1997, directly owned substantially all of the United States onshore and offshore properties of the Company. The executive offices and operating headquarters of the Company and Pioneer USA are located at 1400 Williams Square West, 5205 North O'Connor Blvd., Irving, Texas 75039, and their telephone number at those offices is (972) 444-9001.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, redemption or repurchase of securities of the Company or any subsidiary, additions to working capital, and capital expenditures, including exploration, development and acquisitions.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends (a) for each of 1996, 1995, 1994, 1993 and 1992, and for the nine months ended September 30, 1997, on a historical basis, and (b) for 1996 and the nine months ended September 30, 1997, on a pro forma basis after giving effect to (i) the merger of Mesa with and into the Company, (ii) the merger of Parker & Parsley with and into MESA Operating Co., a subsidiary of Mesa, and (iii) the Company's acquisition of Chauvco Resources Ltd. ("Chauvco"), a corporation organized under the laws of Alberta, Canada ("Chauvco Acquisition").

                                                         NINE MONTHS
                                                            ENDED                      YEAR ENDED DECEMBER 31
                                 NINE MONTHS ENDED      SEPTEMBER 30,   ----------------------------------------------------
                                 SEPTEMBER 30, 1997         1996                 1996            1995    1994    1993   1992
                               ----------------------   -------------   ----------------------   ----    ----    ----   ----
                               HISTORICAL   PRO FORMA                   HISTORICAL   PRO FORMA
                               ----------   ---------                   ----------   ---------
Ratio of earnings to fixed
  charges(a).................     1.5             (b)        5.4           5.3          1.6         (b)     (b)  3.0    2.9
Ratio of earnings to fixed
  charges and preferred stock
  dividends(c)...............     1.5             (b)        5.4           5.3          1.6         (b)     (b)  3.0    2.9

---------------

(a) For purposes of computing the ratio, earnings consist of income before income taxes and cumulative effect of accounting change plus fixed charges, net of preferred stock dividends of subsidiary and interest capitalized, and fixed charges consist of interest expense, interest capitalized, the portion of rental expense attributable to interest, and preferred stock dividends of subsidiary.

(b) The ratio indicates a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges for the period. Pro forma combined earnings for the nine months ended September 30, 1997, and the Company's historical earnings for the years ended December 31, 1995 and 1994, were insufficient to cover its fixed charges. The amounts of the deficiencies were $27.6 million, $150 million and $20.5 million, respectively.

(c) For purposes of computing the ratio, adjusted earnings consist of income before income taxes and cumulative effect of accounting change plus fixed charges and preferred stock dividends, net of preferred stock dividends of subsidiary and interest capitalized, and fixed charges and preferred stock dividends consist of interest expense, interest capitalized, the portion of rental expense attributable to interest, preferred stock dividends of subsidiary, and preferred stock dividends. The dividends on the 6 1/4% Cumulative Guaranteed Monthly Income Convertible Preferred Shares of Parker & Parsley Capital LLC, a subsidiary of Parker & Parsley, were recorded as interest expense for financial reporting purposes until those shares were converted into common stock of Parker & Parsley on July 28, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which the general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to the Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

     The Debt Securities will be general obligations of the Company and may be subordinated to Senior Indebtedness (as defined below) of the Company to the extent set forth in the Prospectus Supplement relating thereto. See "Description of Debt Securities -- Subordination." Debt Securities will be issued under an indenture (the "Indenture"), between the Company and one or more commercial banks to be selected as trustees (the trustee or trustees selected are referred to collectively as the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939 (the "TIA"), and the terms of the Debt Securities will include those made part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Indenture will also be available for inspection at the corporate trust office of the Trustee. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture and the TIA, including the definition in the Indenture of terms used below with their initial letters capitalized.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder. The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which the Prospectus Supplement is being delivered:

          (a) The title of the Debt Securities of the series;

          (b) Any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

          (c) The date or dates on which the principal and premium with respect to the Debt Securities of the series are payable;

          (d) The rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest (if any) or the method of determining the rate or rates, the date or dates from which the interest shall accrue, the interest payment dates on which the interest shall be payable or the method by which the dates will be determined, the record dates for the determination of holders thereof to whom the interest is payable (in the case of Registered Securities), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

          (e) The place or places, if any, in addition to or instead of the corporate trust office of the Trustee (in the case of Registered Securities) or the principal London office of the Trustee (in the case of Bearer Securities), where the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (f) The price or prices at which, the period or periods within which, and the terms and conditions upon which, Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise;

          (g) Whether Debt Securities of the series are to be issued as Registered Securities or Bearer Securities or both and, if Bearer Securities are to be issued, whether coupons will be attached thereto, whether Bearer Securities of the series may be exchanged for Registered Securities of the series, and the circumstances under which and the places at which any such exchanges, if permitted, may be made;

          (h) If any Debt Securities of the series are to be issued as Bearer Securities or as one or more Global Securities (as defined below) representing individual Bearer Securities of the series, whether certain provisions for the payment of additional interest or tax redemptions shall apply; whether interest with respect to any portion of a temporary Bearer Security of the series payable with respect to any interest payment date prior to the exchange of the temporary Bearer Security for definitive Bearer Securities of the series shall be paid to any clearing organization with respect to the portion of the temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on the interest payment date; and the terms upon which a temporary Bearer Security may be exchanged for one or more definitive Bearer Securities of the series;

          (i) The obligation, if any, of the Company to redeem, purchase or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which, Debt Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

          (j) The terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for Common Stock, Preferred Stock (which may be represented by Depositary Shares), other Debt Securities, or warrants for Common Stock, Preferred Stock, or indebtedness or other securities of any kind of the Company or any other issuer or obligor and the terms and conditions upon which the conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period, and any other additional provisions;

          (k) If other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

          (l) If the amount of principal, premium or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which the amounts will be determined;

          (m) If the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any date (or, in any such case, the manner in which the deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

          (n) Any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option;

          (o) If other than the coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts, the coin or currency or currencies or units of two or more currencies in which payment of the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (p) If other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

          (q) The terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities, or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the Indenture as then in effect;

          (r) Any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal, premium and interest with respect to the Debt Securities due and payable;

          (s) If the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which the Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form, the Depositary for the Global

     Security, and the form of any legend or legends to be borne by the Global Security in addition to or in lieu of the legend referred to in the Indenture;

          (t) Any Trustee, authenticating or paying agents, transfer agents or registrars;

          (u) The applicability of, and any addition to or change in, the covenants and definitions then set forth in the Indenture or in the terms then set forth in the Indenture relating to permitted consolidations, mergers or sales of assets, including conditioning any merger, conveyance, transfer or lease permitted by the Indenture upon the satisfaction of an indebtedness coverage standard by the Company and any successor to the Company;

          (v) The terms, if any, of any guarantee of the payment of principal, premium and interest with respect to Debt Securities of the series and any corresponding changes to the provisions of the Indenture as then in effect;

          (w) The subordination, if any, of the Debt Securities of the series pursuant to the Indenture and any changes or additions to the provisions of the Indenture relating to subordination;

          (x) With regard to Debt Securities of the series that do not bear interest, the dates for certain required reports to the Trustee; and

          (y) Any other terms of the Debt Securities of the series (which terms shall not be prohibited by the provisions of the Indenture).

     The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which the Prospectus Supplement relates, including those applicable to (a) Bearer Securities, (b) Debt Securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (c) Debt Securities with respect to which principal, premium or interest is payable in a foreign or composite currency, (d) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities"), and
(e) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

     Payments of interest on Registered Securities may be made at the option of the Company by check mailed to the registered holders thereof or, if so provided in the applicable Prospectus Supplement, at the option of a holder by wire transfer to an account designated by the holder. Except as otherwise provided in the applicable Prospectus Supplement, no payment on a Bearer Security will be made by mail to an address in the United States or by wire transfer to an account in the United States.

     Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. Bearer Securities will be transferable only by delivery. Provisions with respect to the exchange of Bearer Securities will be described in the Prospectus Supplement relating to the Bearer Securities.

     All funds paid by the Company to a paying agent for the payment of principal, premium, or interest with respect to any Debt Securities that remain unclaimed at the end of two years after the principal, premium, or interest shall have become due and payable will be repaid to the Company, and the holders of the Debt Securities or any coupons appertaining thereto will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities. A Global Security is a Debt Security that represents, and is denominated in an amount equal to, the aggregate principal amount of all outstanding Debt Securities of a series, or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. A Global Security will be deposited with, or on behalf of, a Depositary, which will be identified in the Prospectus Supplement relating to the Debt Securities. Global Securities may be issued in either registered or bearer form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any nominee of the Depositary to a successor Depositary or any nominee of the successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to the Debt Securities. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for the Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by the Global Security to the accounts of persons that have accounts with the Depositary ("participants"). The accounts shall be designated by the dealers or underwriters with respect to the Debt Securities or, if the Debt Securities are offered and sold directly by the Company or through one or more agents, by the Company or the agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that hold beneficial interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to interests of participants) or records maintained by participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner or holder of the Global Security, the Depositary or nominee, as the case may be, will be considered the sole owner or holder of the individual Debt Securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of any of the Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Subject to the restrictions described under "Description of Debt
Securities -- Limitations on Issuance of Bearer Securities," payments of principal, premium and interest with respect to individual Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or holder of the Global Security. Neither the Company, the Trustee, any paying agent or registrar for the Debt Securities, or any agent of the Company or the Trustee will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the Depositary, its nominee, or any participants on account of beneficial interests in the Global Security or for maintaining, supervising or reviewing any records relating to the beneficial interests, (b) the payment to the owners of beneficial interests in the Global Security of amounts paid to the Depositary or its nominee, or (c) any other matter relating to the actions and practices of the Depositary, its nominee or its participants. Neither the Company, the Trustee, any paying agent or registrar for the Debt Securities, nor any agent of the Company or the Trustee will be liable for any delay by the Depositary, its nominee or any of its participants in identifying the owners of beneficial interests in the Global Security, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive Global Security representing any of the Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security, as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in street name. The payments will be the responsibility of the participants. Receipt by owners of beneficial interests in a temporary Global Security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described under "Description of Debt
Securities -- Limitations on Issuance of Bearer Securities."

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary, the Company shall appoint a successor depositary. If a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of the series in exchange for the Global Security representing the series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to the Debt Securities, determine no longer to have Debt Securities of a series represented by a Global Security and, in that event, will issue individual Debt Securities of the series in exchange for the Global Security representing the series of Debt Securities. Furthermore, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of the series may, on terms acceptable to the Company, the Trustee, and the Depositary for the Global Security, receive individual Debt Securities of the series in exchange for the beneficial interests, subject to any limitations described in the Prospectus Supplement relating to the Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by the Global Security equal in principal amount to the beneficial interest and to have the Debt Securities registered in its name (if the Debt Securities are issuable as Registered Securities). Individual Debt Securities of the series so issued will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities are issuable as Registered Securities, (b) as Bearer Securities in the denomination or denominations specified by the Company if the Debt Securities are issuable as Bearer Securities, or (c) as either Registered Securities or Bearer Securities as described above if the Debt Securities are issuable in either form. See, however, "Description of Debt
Securities -- Limitations on Issuance of Bearer Securities" for a description of certain restrictions on the issuance of individual Bearer Securities in exchange for beneficial interests in a bearer Global Security.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     The Debt Securities of a series may be issued as Registered Securities (which will be registered as to principal and interest in the register maintained by the registrar for the Debt Securities) or Bearer Securities (which will be transferable only by delivery). If the Debt Securities are issuable as Bearer Securities, certain special limitations and considerations will apply.

     In compliance with United States federal income tax laws and regulations, the Company and any underwriter, agent or dealer participating in an offering of Bearer Securities will agree that, in connection with the original issuance of the Bearer Securities and during the period ending 40 days after the issue date, they will not offer, sell or deliver any such Bearer Security, directly or indirectly, to a United States Person (as defined below) or to any person within the United States, except to the extent permitted under United States Treasury regulations.

     Bearer Securities will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in the legend provide that, with certain exceptions, a United States taxpayer who holds Bearer Securities will not be allowed to deduct any loss with respect to, and will not be eligible for capital gain treatment with respect to any gain realized on the sale, exchange, redemption or other disposition of, the Bearer Securities.

     For this purpose, "United States" includes the United States of America and its possessions, and "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     Pending the availability of a definitive Global Security or individual Bearer Securities, as the case may be, Debt Securities that are issuable as Bearer Securities may initially be represented by a single temporary Global Security, without interest coupons, to be deposited with a common depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), or Centrale de Livraison de Valeurs Mobilieres S.A. ("CEDEL") for credit to the accounts designated by or on behalf of the purchasers thereof. Following the availability of a definitive Global Security in bearer form, without coupons attached, or individual Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, the temporary Global Security will be exchangeable for interests in the definitive Global Security or for the individual Bearer Securities, respectively, only upon receipt of a "Certificate of Non-U.S. Beneficial Ownership," which is a certificate to the effect that a beneficial interest in a temporary Global Security is owned by a person that is not a United States Person or is owned by or through a financial institution in compliance with applicable United States Treasury regulations. No Bearer Security will be delivered in or to the United States. If so specified in the applicable Prospectus Supplement, interest on a temporary Global Security will be paid to each of Euroclear and CEDEL with respect to that portion of the temporary Global Security held for its account, but only upon receipt as of the relevant interest payment date of a Certificate of Non-U.S. Beneficial Ownership.

SUBORDINATION

     Debt Securities of a series may be subordinated ("Subordinated Debt Securities") to Senior Indebtedness (as defined below) to the extent set forth in the Prospectus Supplement relating thereto. The Company currently conducts substantially all its operations through subsidiaries, and the holders of Debt Securities (whether or not Subordinated Debt Securities) will be structurally subordinated to the creditors of the Company's subsidiaries.

     Subordinated Debt Securities of a series and any coupons appertaining thereto will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the Prospectus Supplement relating to the Subordinated Debt Securities, to the prior payment of all indebtedness of the Company that is designated as "Senior Indebtedness" with respect to the series. "Senior Indebtedness," with respect to any series of Subordinated Debt Securities, will consist of (a) any and all amounts payable under or with respect to the Company's "Bank Indebtedness" and (b) any other indebtedness of the Company that is designated in a resolution of the Company's Board of Directors or in any supplemental indenture establishing any other series as Senior Indebtedness with respect to the series. "Bank Indebtedness" is defined as (i) the Amended and Restated Credit Facility Agreement (Primary Facility), dated as of December 18, 1997, among the Company, as Borrower, and NationsBank of Texas, N.A., as Administrative Agent, CIBC Inc., as Documentation Agent, Morgan Guaranty Trust Company of New York, as Documentation Agent, The Chase Manhattan Bank, as Syndication Agent, and the Co-Agents and Lenders party thereto; (ii) the Amended and Restated Credit Facility Agreement (364 Day Facility), dated as of December 18, 1997, among the Company, as Borrower, and NationsBank of Texas, N.A., as Administrative Agent, CIBC Inc., as Documentation Agent, Morgan Guaranty Trust Company of New York, as Documentation Agent, The Chase Manhattan Bank, as Syndication Agent, and the Co-Agents and Lenders party thereto; (iii) the Term Note, dated as of December 22, 1997, executed by the Company and payable to NationsBank of Texas, N.A., in the original principal amount of $100 million; and (iv) the Credit Agreement, dated as of December 18, 1997, among Chauvco Resources Ltd., Canadian Imperial Bank of Commerce, and the other lenders signatory thereto; each as amended or modified from time to time, and each of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

     Upon any payment or distribution of assets of the Company to creditors or upon a total or partial liquidation or dissolution of the Company or in a bankruptcy, receivership or similar proceeding relating to the Company or its property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of Subordinated Debt Securities shall be entitled to receive any payment of principal, premium or interest with respect to the Subordinated Debt Securities, and until the

Senior Indebtedness is paid in full, any distribution to which holders of Subordinated Debt Securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that the holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities).

     The Company may not make any payments of principal, premium or interest with respect to Subordinated Debt Securities, make any deposit for the purpose of defeasance of the Subordinated Debt Securities, or repurchase, redeem or otherwise retire (except, in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, by the delivery of Subordinated Debt Securities by the Company to the Trustee in satisfaction of the Company's sinking fund obligation) any Subordinated Debt Securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or (b) any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and the acceleration has been rescinded, the Senior Indebtedness has been paid in full in cash, or the Company and the Trustee receive written notice approving the payment from the representatives of each issue of "Designated Senior Indebtedness" (which will include the Bank Indebtedness and any other specified issue of Senior Indebtedness of at least $100 million). During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect the acceleration) or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period (the "Payment Blockage Period") commencing on the receipt by the Company and the Trustee of written notice of the default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Blockage Notice"). The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and the Company from the person who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of the Senior Indebtedness shall have accelerated the maturity thereof, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period. Not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within the 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case, the representative of the Bank Indebtedness may give another Blockage Notice within the period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, holders of the Subordinated Debt Securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

     By reason of the subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness, as well as certain general creditors of the Company, may recover more, ratably, than the holders of the Subordinated Debt Securities.

EVENTS OF DEFAULT AND REMEDIES

     The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities:

          (a) Default in the payment of any installment of interest on any Debt Securities of that series or any payment with respect to the related coupons, if any, as and when the same shall become due and payable (whether or not, in the case of Subordinated Debt Securities, the payment shall be prohibited by reason of the subordination provisions described above) and continuance of the default for a period of 30 days;

          (b) Default in the payment of principal or premium with respect to any Debt Securities of that series as and when the same shall become due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase or otherwise (whether or not, in the case of Subordinated Debt Securities, the payment shall be prohibited by reason of the subordination provisions described above);

          (c) Default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable;

          (d) Failure on the part of the Company to comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (e) Failure on the part of the Company duly to observe or perform any other of the covenants or agreements on the part of the Company in the Debt Securities of that series, in any resolution of the Board of Directors of the Company authorizing the issuance of that series of Debt Securities, in the Indenture with respect to the series, or in any supplemental indenture with respect to the series (other than a covenant a default in the performance of which is otherwise specifically dealt with) continuing for a period of 60 days after the date on which written notice specifying the failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (f) Indebtedness of the Company or any subsidiary of the Company is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default, the total amount of the Indebtedness unpaid or accelerated exceeds $20 million, and the default remains uncured or the acceleration is not rescinded for 10 days after the date on which written notice specifying the failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (g) The Company or any of its "Significant Subsidiaries" (defined as any subsidiary of the Company that would be a "significant subsidiary" as defined in Rule 405 under the Securities Act as in effect on the date of the Indenture) shall (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency or similar law, (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding or the filing of any such petition,
     (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or any Significant Subsidiary or for a substantial part of its property, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (5) make a general assignment for the benefit of creditors, (6) admit in writing its inability to pay its debts as they become due, (7) take corporate action for the purpose of effecting any of the foregoing, or (8) take any comparable action under any foreign laws relating to insolvency;

          (h) The entry of an order or decree by a court having competent jurisdiction for (1) relief with respect to the Company or any of its Significant Subsidiaries or a substantial part of any of their property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency or similar law, (2) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or any Significant Subsidiary or for a substantial part of any of their property (except any decree or order appointing the official of any Significant Subsidiary pursuant to a plan under which the assets and operations of the Significant Subsidiary are transferred to or combined with another Significant Subsidiary or Subsidiaries of the Company or to the Company), or (3) the winding-up or liquidation of the Company or any Significant Subsidiary (except any decree or order approving or ordering the winding-up or liquidation of the affairs of a Significant Subsidiary pursuant to a plan under which the assets and operations of the Significant Subsidiary are transferred to or combined with another Significant Subsidiary or Subsidiaries of the Company or to the Company), and the order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days;

          (i) Any judgment or decree for the payment of money in excess of $20 million is entered against the Company or any subsidiary of the Company by a court of competent jurisdiction, which judgment is not covered by insurance, and is not discharged and either (1) an enforcement proceeding has been commenced by any creditor upon the judgment or decree, or (2) there is a period of 60 days following the entry of the judgment or decree during which the judgment or decree is not discharged or waived or the execution thereof stayed and, in either case, the default continues for 10 days after the date on which written notice specifying the failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding; or

          (j) Any other Event of Default provided with respect to Debt Securities of that series.

An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

     If an Event of Default described in clause (a), (b), (c), (d), (e), (f),
(i) or (j) above occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of the series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of that series then outstanding may declare the principal amount (or, if Original Issue Discount Debt Securities, the portion of the principal amount as may be specified in the series) of and interest on all the Debt Securities of that series due and payable immediately. If an Event of Default described in clause (g) or (h) above occurs, unless the principal and interest with respect to all the Debt Securities of all series shall have become due and payable, the principal amount (or, if Original Issue Discount Debt Securities, the portion of the principal amount as may be specified in the series) of and interest on all Debt Securities of all series then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities.

     If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any judgment or final decree against the Company or any other obligor on the Debt Securities of the series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium and interest (or, in the case of Original Issue Discount Debt Securities, the portion of the principal amount as may be specified in the terms of the series) owing and unpaid with respect to the Debt Securities.

     The holders of not less than a majority in aggregate principal amount of a series of Debt Securities may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided that such direction is not in conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

     The Trustee will be entitled, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the holders of a series of Debt Securities before proceeding to exercise any right or power under the Indenture at the request of the holders of that series of Debt Securities.

     No holder of any Debt Security or coupon of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) the holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance thereof, (b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute the action or proceeding with respect to the Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute the action or proceeding and no direction inconsistent with the written request shall have been given to the Trustee pursuant to the provisions of the Indenture. However, such limitations do not apply to a suit instituted by a holder of Debt Securities for enforcement of payment of the principal of, premium, if any, or interest on such Debt Securities on or after the respective due dates expressed in such Debt Securities.

     Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities and any related coupons of that series, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium or interest with respect to the Debt Securities, or (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder affected thereby. In case of any waiver, the default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and the Company, the Trustee and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

     The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of that series of Debt Securities of the series notice of all uncured defaults with respect to the series known to it, unless the defaults shall have been cured or waived before the giving of the notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of that series or in the making of any sinking fund payment with respect to the Debt Securities of that series, the Trustee shall be protected in withholding notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of that series.

     The Indenture will require the Company to file annually with the Trustee a certificate, executed by a designated officer of the Company, stating to the best of his knowledge that the Company is not in default under certain covenants under the Indenture or if he has knowledge that the Company is in such default, specifying such default.

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities for one or more of the following purposes:

          (a) To evidence the succession of another person to the Company pursuant to the provisions of the Indenture relating to consolidations, mergers and sales of assets and the assumption by the successor of the covenants, agreements, and obligations of the Company in the Indenture and in the Debt Securities;

          (b) To surrender any right or power conferred upon the Company by the Indenture, to add to the covenants of the Company such further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of Debt Securities as the Board of Directors of the Company shall consider to be for the protection of the holders of the Debt Securities, and to make the occurrence, or the occurrence and continuance, of a default in any of the additional covenants, restrictions, conditions or provisions a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, the supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon the default, may limit the remedies available to the Trustee upon the default, or may limit the right of holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive the default);

          (c) To cure any ambiguity or omission or to correct or supplement any provision contained in the Indenture, in any supplemental indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

          (d) To modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

          (e) To add to or change any of the provisions of the Indenture to provide that Bearer Securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to Registered Securities or of principal, premium or interest with respect to Bearer Securities, or to permit Registered Securities to be exchanged for Bearer Securities, so long as any such action does not adversely affect the interests of the holders of Debt Securities or any coupons of any series in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

          (f) To comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (g) In the case of Subordinated Debt Securities, to make any change in the provisions of the Indenture relating to subordination that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions (but only if the holder of Senior Indebtedness consents to the change);

          (h) To add guarantees with respect to any or all of the Debt Securities or to secure any or all of the Debt Securities;

          (i) To make any change that does not adversely affect the rights of any holder;

          (j) To add to, change or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change or elimination not otherwise permitted under the Indenture shall (1) neither apply to any Debt Security of any series created prior to the execution of the supplemental indenture and entitled to the benefit of the provision nor modify the rights of the holders of any such Debt Security with respect to the provision, or (2) become effective only when there is no such Debt Security outstanding;

          (k) To evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee;

          (l) To establish the form or terms of Debt Securities and coupons of any series, as described under "Description of Debt Securities -- General"; and

          (m) To provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities (provided that the uncertificated Debt Securities are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Debt Securities are described in Section 163(f)(2)(B) of the Code).

     With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, the Company and the Trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities of that series; provided, however, that without the consent of the holders of each Debt Security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any Debt Security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any Debt Security, (d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed, (e) make any Debt Security payable in a currency other than that stated in the Debt Security, (f) in the case of any Subordinated Debt Security or coupons appertaining thereto, make any change in the provisions of the Indenture to subordination that adversely affects the rights of any holder under the provisions, (g) release any security that may have been granted with respect to the Debt Securities, (h) impair the right of a holder of Debt Securities to receive payment of principal of and interest on such holder's Debt Securities on or after the due dates therefor or to institute suit for the enforcement of or with respect to such holder's Debt Securities, (i) make any change in the provisions of the Indenture to waivers of defaults or amendments that require unanimous consent, (j) change any obligation of the Company provided for in the Indenture to pay additional interest with respect to Bearer Securities, or (k) limit the obligation of the Company to maintain a paying agency outside the United States for payment on Bearer Securities or limit the obligation of the Company to redeem certain Bearer Securities.

     The consent of the holders of Debt Securities is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Debt Securities of all affected series a notice briefly describing such amendment. However, the failure to give such notice, or any defect therein, will not impair or affect the validity of the amendment.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     The Company may not consolidate with or merge with or into any person, or convey, transfer or lease all or substantially all its assets, or permit any person to consolidate with or merge into or convey, transfer or lease substantially all its assets to the Company, unless the following conditions have been satisfied:

          (a) Either (1) the Company shall be the continuing person in the case of a merger, or (2) the resulting, surviving or transferee person, if other than the Company (the "Successor Company"), shall be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all the obligations of the Company under the Debt Securities and coupons and the Indenture;

          (b) Immediately after giving effect to the transaction (and treating any indebtedness that becomes an obligation of the Successor Company or any subsidiary of the Company as a result of the transaction as having been incurred by the Successor Company or the subsidiary at the time of the transaction), no Default or Event of Default would occur or be continuing;

          (c) The Successor Company waives any right to redeem any Bearer Security under circumstances in which the Successor Company would be entitled to redeem the Bearer Security but the Company would not have been so entitled to redeem if the consolidation, merger, conveyance, transfer or lease had not occurred; and

          (d) The Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the Indenture.

     Upon any consolidation by the Company with, or merger by the Company into, any other person or any conveyance, transfer or lease of the properties and assets of the Company as an entirety or virtually as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants under the Indenture and all outstanding Debt Securities.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if (a) the Company has delivered to the Trustee for cancellation all Debt Securities of that series (with certain limited exceptions), or (b) all Debt Securities and coupons of the series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all the Debt

Securities and coupons of that series (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company).

     In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, all its obligations under the Debt Securities of that series and the Indenture with respect to the Debt Securities of that series) and a "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to the Debt Securities under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of that series of Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of that series of Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

     The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if (a) the Company irrevocably deposits in trust with the Trustee cash or U.S Government Obligations (as defined in the Indenture) for the payment of principal, premium, and interest with respect to that series of Debt Securities to maturity or redemption, as the case may be, (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium and interest when due with respect to all the Debt Securities of that series to maturity or redemption, as the case may be, (c) 123 days pass after the deposit is made and during the 123-day period no default described in clause (g) or (h) under "Description of Debt Securities -- Events of Default and Remedies" with respect to the Company occurs that is continuing at the end of the period, (d) no Default has occurred and is continuing on the date of the deposit and after giving effect thereto, (e) the deposit does not constitute a default under any other agreement binding on the Company and, in the case of Subordinated Debt Securities, is not prohibited by the provisions of the Indenture relating to subordination, (f) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (g) the Company shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance, and
(h) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of the series as contemplated by the Indenture have been complied with.

     The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, and interest with respect to the Debt Securities and coupons of the defeased series. In the case of Subordinated Debt Securities and coupons related thereto, the money and U.S. Government Obligations so held in trust will not be subject to the subordination provisions of the Indenture.

THE TRUSTEE

     The Company may appoint a separate Trustee for any series of Debt Securities. As used herein in the description of a series of Debt Securities, the term "Trustee" refers to the Trustee appointed with respect to the series of Debt Securities.

     The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own Debt Securities.

GOVERNING LAW

     The Indenture provides that it and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 100,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), of which one share has been designated as Special Preferred Voting Stock.

COMMON STOCK

     All shares of Common Stock issued under the Registration Statement of which this Prospectus is a part will be fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The Common Stock does not have cumulative voting rights. Shares of Common Stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The Common Stock is not subject to redemption by the Company.

     Subject to the rights of the holders of any class of capital stock of the Company having any preference or priority over the Common Stock, the holders of Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the Common Stock.

PREFERRED STOCK

     The Board of Directors, without further stockholder action, is authorized to issue up to 100,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in the series, including voting rights, dividend rights, liquidation preferences, terms of redemption and conversion rights.

  Special Preferred Voting Stock

     In connection with the Company's acquisition of Chauvco Resources Ltd., an Alberta, Canada corporation (the "Chauvco Acquisition"), the Board of Directors has designated one share of the 100,000,000 authorized shares of Preferred Stock as Special Preferred Voting Stock (the "Voting Share"). The Montreal Trust Company of Canada, or any successor thereto (for purposes of this discussion, the "Share Trustee"), shall hold the Voting Share as trustee for and on behalf of, and for the use and benefit of, the holders of exchangeable shares (the "Exchangeable Shares") of Pioneer Natural Resources (Canada) Ltd., an indirectly-owned subsidiary of the Company ("Pioneer Canada"), and in accordance with the Voting and Exchange Trust Agreement described in "Description of Capital Stock -- Pioneer Canada Exchangeable Shares." The Certificate of Designations for the Voting Share includes the following principal terms:

     Dividends. No dividend shall be paid to the Share Trustee as the holder of the Voting Share.

     Voting Rights. The Share Trustee, as the holder of record of the Voting Share, shall be entitled to all of the voting rights attached to the Voting Share, including the right to consent to or vote in person or by proxy the Voting Share, on any matter, question or proposition whatsoever that may properly come before the stockholders of the Company at a meeting thereof or with respect to any written consent sought by the Company from its stockholders. For each Exchangeable Share owned of record on the relevant record date, the holder thereof shall be entitled to instruct the Share Trustee to cast and exercise, in the manner instructed, a number of votes (including for purposes of a quorum) equal to the number of votes to which a holder of one share of Common Stock is entitled with respect to any matter, proposition or question on which the holders of Common Stock are entitled to vote. Except as otherwise described herein or required by law, the holder of the Voting Share will vote together with the Common Stock as a single class and not as a separate class or series apart therefrom, including any vote to approve or adopt: (i) any plan of merger, consolidation or share exchange for which Delaware law requires a stockholder vote; (ii) any disposition of assets for which Delaware law requires a stockholder vote; and (iii) any dissolution of the Company for which Delaware law requires a stockholder vote.

     The holders of Exchangeable Shares have the right to submit stockholder proposals to the Trustee and the Trustee has agreed pursuant to the Voting and Exchange Trust Agreement to submit any such proposals to the Company. Such stockholder proposals may be considered at any meeting of the Company at which the holders of Common Stock of the Company are entitled to submit stockholder proposals. The Company has agreed pursuant to the Voting and Exchange Trust Agreement to accept all stockholder proposals submitted by the Trustee provided that not more than one proposal is submitted by the Trustee on behalf of any one holder of Exchangeable Shares.

     So long as any Exchangeable Shares are outstanding, the number of shares comprising the Special Preferred Voting Stock will not be increased or decreased, and no other term of the Special Preferred Voting Stock may be amended, except upon the approval of the holder of the Voting Share.

     Conversion. The Voting Share is not convertible into any other class or series of the capital stock of the Company or into cash, property or other rights.

     Redemption. The Voting Share may not be redeemed, except when no Exchangeable Shares are outstanding, in which case the Voting Share will be automatically redeemed. The redemption price due and payable upon the automatic redemption will be $1.00. The Voting Share will be deemed retired and will be canceled upon any purchase or other acquisition thereof by the Company. After cancellation, the Voting Share may not be reissued or otherwise disposed of by the Company.

     Liquidation. The Voting Share will rank prior to each share of Common Stock with respect to the distribution of assets upon a liquidation, dissolution or winding-up of the Company. In the event of any such liquidation, dissolution or winding-up, the holder of the Voting Share will be entitled to receive a liquidation preference of $1.00 before any distribution to the holders of Common Stock, but only after the liquidation preference of any other shares of preferred stock of the Company has been paid in full.

     Certain Covenants of the Company. For so long as the Voting Share is outstanding, the Company will (i) fully comply with all terms of the Exchangeable Shares and with all associated contractual obligations of the Company, and (ii) not amend, alter or repeal the terms and conditions of the Special Preferred Voting Stock, except with the approval of the holder of the Voting Share.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     The Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate") contains a "fair price" provision that requires the affirmative vote of the holders of least 80% of the Company's voting stock and the affirmative vote of at least 66 2/3% of the Company's voting stock not owned, directly or indirectly, by a Related Person (as defined below) to approve any merger, consolidation, sale or lease of all or substantially all of the Company's assets, or certain other transactions involving a Related Person. For purposes of this fair price provision, a "Related Person" is any person beneficially owning 10% or more of the voting power of the outstanding capital stock of the Company who is a party to the transaction at issue. The voting requirement is not applicable to certain transactions, including those that are approved by the Continuing Directors (as defined in the Restated Certificate) or that meet certain "fair price" criteria contained in the Restated Certificate.

     The Restated Certificate further provides that stockholders may act only at annual or special meetings of stockholders and not by written consent, that special meetings of stockholders may be called only by the Board of Directors, and that only business proposed by the Board of Directors may be considered at special meetings of stockholders.

     The Restated Certificate also provides that the only business (including election of directors) that may be considered at an annual meeting of stockholders, in addition to business proposed (or persons nominated to be directors) by the Company's directors, is business proposed (or persons nominated to be directors) by stockholders who comply with the notice and disclosure requirements set forth in the Restated Certificate. In general, the Restated Certificate requires that a stockholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of stockholders (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to common stockholders. In general, the notice must also contain information about the stockholder proposing the business or nomination, his interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations. The stockholder also must submit a notarized letter from each of his nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

     The Restated Certificate also restricts the ability of stockholders to interfere with the powers of the Board of Directors in certain specified ways, including the constitution and composition of committees and the election and removal of officers.

     The Restated Certificate provides that approval by the holders of at least 66 2/3% of the outstanding voting stock of the Company is required to amend the provisions of the Restated Certificate discussed above and certain other provisions, except that (a) approval by the holders of at least 80% of the outstanding voting stock of the Company together with approval by the holders of at least 66 2/3% of the outstanding voting stock not owned, directly or indirectly, by the Related Person, is required to amend the fair price provisions, and (b) approval of the holders of at least 80% of the outstanding voting stock of the Company is required to amend the provisions prohibiting stockholders from acting by written consent.

DELAWARE ANTI-TAKEOVER STATUTE

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the Company not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one or certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

PIONEER CANADA EXCHANGEABLE SHARES

     In connection with the Chauvco Acquisition, the Company issued the Voting Share and entered into the Support Agreement and the Voting and Trust Agreement, and assumed certain obligations with respect to the Exchangeable Shares issued by Pioneer Canada. The Exchangeable Shares have the rights and preferences summarized below.

     Voting Rights. The holders of Exchangeable Shares have voting rights or matters submitted to the holders of the Company's Common Stock as previously described in "Description of Capital Stock -- Preferred Stock -- Special Preferred Voting Stock."

     Dividends. Holders of Exchangeable Shares will be entitled to receive dividends equal to dividends paid from time to time by the Company on shares of the Common Stock. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as that for the corresponding dividends on the Common Stock. In the event of the liquidation, dissolution or winding-up of Pioneer Canada, a holder of Exchangeable Shares will be entitled to receive for each Exchangeable Share one share of Common Stock, together with a cash amount equal to the full amount of all unpaid dividends on the Exchangeable Shares. See "Description of Capital
Stock -- Pioneer Canada Exchangeable Shares -- Voting and Exchange Trust Agreement." The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof.

     Redemption of Exchangeable Shares by Holders. Each Exchangeable Share is redeemable at the option of the holder for one share of Common Stock plus the amount equal to unpaid dividends thereon. The redemption price must be delivered on the date specified by the holder (not less than three nor more than ten business days after the redemption request) and is payable by Pioneer Canada, or, if it is unable to do so, by the Company.

     Redemption of Exchangeable Shares. Upon at least 120-days prior written notice by Pioneer Canada to the holders of Exchangeable Shares and subject to the Company's redemption call right (as described below), on the Automatic Redemption Date (as defined below) Pioneer Canada will redeem all but not less than all of the then outstanding Exchangeable Shares for one share of Common Stock for each Exchangeable Share plus an additional amount equivalent to the full amount of all unpaid dividends thereon. "Automatic Redemption Date" means December 18, 2003, unless (a) such date shall be extended at any time or from time to time to a specified later date by the Board of Directors of Pioneer Canada but not later than December 31, 2005, or (b) such date shall be accelerated at any time to a specified earlier date (but no earlier than the third anniversary of the first issuance of Exchangeable Shares) by the Board of Directors of Pioneer Canada if at such time there are issued and outstanding less than 5% of the number of Exchangeable Shares initially issued and outstanding in the Chauvco Transaction.

  Support Agreement

     Under the Support Agreement, the Company agreed that: (i) it will not declare or pay dividends on the Common Stock unless Pioneer Canada is able to and simultaneously pays an equivalent dividend on the Exchangeable Shares; (ii) it will advise Pioneer Canada in advance of the declaration of any dividend on the Common Stock and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the Common Stock; (iii) it will take all actions and do all things necessary to ensure that Pioneer Canada is able to provide to the holders of the Exchangeable Shares the equivalent number of shares of Common Stock in the event of a liquidation, dissolution, or winding-up of Pioneer Canada, a redemption request by a holder of Exchangeable Shares, or a redemption of Exchangeable Shares of Pioneer Canada; and (iv) it will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Pioneer Canada.

     The Support Agreement also provides that, without the prior approval of Pioneer Canada and the holders of the Exchangeable Shares, the Company will not distribute additional shares of Common Stock or rights to subscribe therefor or other property or assets to all or substantially all holders of shares of Common Stock, nor change the Common Stock nor effect any tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the Common Stock, unless the same or an equivalent distribution on or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. The Company has agreed that so long as there remain outstanding any Exchangeable Shares not owned by the Company or any entity controlled by the Company, the Company will remain the beneficial owner, directly or indirectly, of all outstanding shares of Pioneer Canada other than the Exchangeable Shares.

     With certain limited exceptions, the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

     Under the Support Agreement, the Company has agreed not to exercise any voting rights attached to the Exchangeable Shares owned by it or any entity controlled by it on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

  Voting and Exchange Trust Agreement

     Under the terms of the Voting and Exchange Trust Agreement, the Company will issue and grant to the Share Trustee the (i) rights of the holders of Exchangeable Shares to direct the voting of the Voting Share in accordance with the Voting and Exchange Trust Agreement (the "Voting Rights"), and (ii) the Automatic Exchange Rights (as defined below) and the optional exchange right granted to the Share Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Company to purchase Exchangeable Shares from the holders thereof in exchange for shares of Common Stock upon the occurrence of a Pioneer Canada Insolvency Event (as defined herein). "Automatic Exchange Rights" means the rights granted to the Share Trustee for the benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to automatically exchange the Exchangeable Shares for shares of Common Stock upon a Pioneer Liquidation Event (as defined herein).

     Voting Rights. Under the Voting and Exchange Trust Agreement, the Company will issue the Voting Share to the Share Trustee for the benefit of the holders (other than the Company and its subsidiaries) of the Exchangeable Shares. The Voting Share will have those voting rights with respect to the Company's Common Stock as previously discussed in "Description of Capital Stock -- Special Preferred Voting Stock."

     Exchange Rights. Under the Voting and Exchange Trust Agreement, the Company will grant the Exchange Rights (as defined below) to the Trustee for the benefit of the holders of the Exchangeable Shares. "Exchange Rights" means the Automatic Exchange Rights and the optional exchange right granted to the Share Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Company to purchase Exchangeable Shares from the holders thereof in exchange for shares of Common Stock upon the occurrence of a Pioneer Canada Insolvency Event.

     Optional Exchange Right. Upon the occurrence and during the continuance of a Pioneer Canada Insolvency Event, a holder of Exchangeable Shares will be entitled to instruct the Share Trustee to exercise the optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Company to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of a Pioneer Canada Insolvency Event or any event which may with the passage of time or the giving of notice become a Pioneer Canada Insolvency Event, Pioneer Canada and the Company will give written notice thereof to the Share Trustee. As soon as practicable thereafter, the Trustee will notify each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the optional Exchange Right. "Pioneer Canada Insolvency Event" means any insolvency or bankruptcy proceeding instituted by or against Pioneer Canada, including any such proceeding under the Companies' Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada) and the admission in writing by Pioneer Canada of its inability to pay its debts generally as they become due and the inability of Pioneer Canada, as a result of solvency requirements of applicable law, to redeem any Exchangeable Shares tendered for redemption.

     The consideration for each Exchangeable Share to be acquired under the optional Exchange Right will be one share of Common Stock plus an additional amount equivalent to the full amount of all dividends declared and unpaid on the Exchangeable Share.

     If, as a result of liquidity or solvency provisions of applicable law, Pioneer Canada is unable to redeem all of the Exchangeable Shares tendered for redemption by a holder in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Company will be required to purchase such shares from the holder in the manner set forth above.

     Automatic Exchange Right. In the event of a Pioneer Liquidation Event, the Company will be required to acquire each outstanding Exchangeable Share by exchanging one share of Common Stock for each such Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Shares. "Pioneer Liquidation Event" means: (i) any determination by the Company's Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Company or to effect any other distribution of assets of the Company among its stockholders for the purpose of winding up its affairs; or (ii) immediately upon the earlier of (A) receipt by the Company of notice of, and (B) the Company becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding-up of the Company or to effect any other distribution of assets of the Company among its stockholders for the purpose of winding-up its affairs.

  Delivery of Common Stock

     The Company has agreed to ensure that all shares of Common Stock to be delivered by it under the Support Agreement or on the exercise of the Exchange Rights under the Voting and Exchange Trust Agreement are duly registered, qualified or approved under applicable Canadian and United States securities laws, if required so that such shares may be freely traded by the holder thereof (other than any restriction on transfer by reason of a holder being a "control person" of the Company for purposes of Canadian law or an "affiliate" of the Company for purposes of United States law). In addition, the Company will take all actions necessary to cause all such shares of Common Stock to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding shares of Common Stock are then listed or quoted for trading.

  Call Rights

     The following section describes (i) the right of the Company, in the event of a proposed liquidation, dissolution or winding-up of Pioneer Canada, to purchase all of the outstanding Exchangeable Shares from the holders thereof on the effective date of any such liquidation, dissolution or winding-up in exchange for shares of Common Stock pursuant to the Plan of Arrangement (the "Liquidation Call Right"), (ii) the right of the Company to purchase all of the outstanding Exchangeable Shares from the holders thereof on the Automatic Redemption Date in exchange for shares of Common Stock pursuant to the Plan of Arrangement, and (iii) the overriding right of the Company, in the event of a proposed redemption of Exchangeable Shares by a holder thereof, to purchase from such holder on the redemption date the Exchangeable Shares tendered for redemption in exchange for shares of Common Stock pursuant to the Exchangeable Share Provisions.

     Optional Redemption by the Holders. Pursuant to the Exchangeable Share Provisions, a holder requesting Pioneer Canada to redeem the Exchangeable Shares will be deemed to offer such shares to the Company, and the Company will have an overriding redemption call right to acquire all but not less than all of the Exchangeable Shares that the holder has requested Pioneer Canada to redeem in exchange for one share of Common Stock for each Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends thereon.

     At the time of a redemption request by a holder of Exchangeable Shares, Pioneer Canada will immediately notify the Company. The Company must then advise Pioneer Canada within two business days as to whether the Company will exercise its redemption call right. If the Company does not advise Pioneer Canada within such two business day period, Pioneer Canada will notify the holder as soon as possible thereafter that the Company will not exercise its redemption call right. A holder may revoke his or her redemption request, at any time prior to the close of business on the business day preceding the redemption date, in which case the holder's Exchangeable Shares will neither be purchased by the Company nor redeemed by Pioneer Canada. If the holder does not revoke his or her redemption request, on the redemption date the Exchangeable Shares that the holder has requested Pioneer Canada to redeem will be acquired by the Company (assuming the Company exercises its redemption call right) or redeemed by Pioneer Canada, as the case may be, in each case for one share of Common Stock for each Exchangeable Share plus an additional amount equal to the full amount of all declared and unpaid dividends on the Exchangeable Shares.

     Liquidation Call Right. Pursuant to the Plan of Arrangement, the Company will be granted an overriding Liquidation Call Right, in the event of and notwithstanding a proposed Pioneer Canada Insolvency Event, to acquire all but not less than all of the Exchangeable Shares then outstanding in exchange for Common Stock and, upon the exercise by the Company of the Liquidation Call Right, the holders thereof will be obligated to transfer such shares to the Company. The acquisition by the Company of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Pioneer Canada.

     Optional Redemption by the Company. Pursuant to the Plan of Arrangement, the Company will be granted an overriding redemption call right, notwithstanding the proposed automatic redemption of the Exchangeable Shares by Pioneer Canada pursuant to the Exchangeable Share Provisions, to acquire on the Automatic Redemption Date all but not less than all of the Exchangeable Shares then outstanding in exchange for Common Stock plus an additional amount equal to the full amount of all declared and unpaid dividends on the Exchangeable Shares and, upon the exercise by the Company of the redemption call right, the holders thereof will be obligated to transfer such shares to the Company.

     Effect of Call Right Exercise. If the Company exercises one or more of its call rights, it will directly issue shares of Common Stock to holders of Exchangeable Shares and will become the holder of such Exchangeable Shares. The Company will not be entitled to exercise any voting rights attached to the Exchangeable Shares it so acquires. If the Company declines to exercise its call rights when applicable, it will be required, pursuant to the Support Agreement, to issue shares of Common Stock to Pioneer Canada which will, in turn, transfer such stock to the holders of Exchangeable Shares in consideration for the return and cancellation of such Exchangeable Shares.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below), Depositary Shares (as defined below) and Depositary Receipts (as defined below) does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts to each series of Preferred Stock that will be filed with the SEC in connection with the offering of the series of Preferred Stock.

GENERAL

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a depositary to the public of receipts for depositary shares ("Depositary Shares"), each of which will represent fractional interests of a particular series of Preferred Stock (which will be set forth in the Prospectus Supplement to a particular series of Preferred Stock).

     The shares of any series of Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The Prospectus Supplement to a series of Depositary Shares will set forth the name and address of the depositary with respect to the Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of Depositary Shares will be entitled, in proportion to the applicable fractional interests in shares of Preferred Stock underlying the Depositary Shares, to all the rights and preferences of the Preferred Stock underlying the Depositary Shares (including dividend, voting, redemption, conversion, and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of Preferred Stock in accordance with the terms of the offering described in the related Prospectus Supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to Preferred Stock to the record holders of Depositary Shares to the Preferred Stock in proportion to the numbers of the Depositary Shares owned by the holders on the relevant record date. The depositary shall distribute only the amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the depositary determines that it is not feasible to make the distribution, in which case the depositary may, with the approval of the Company, sell the property and distribute the net proceeds from the sale to the holders.

     The Deposit Agreement will also contain provisions to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of the Preferred Stock held by the depositary. The depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares to shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon the redemption and any money, securities, or other property to which the holders of the Depositary Shares were entitled upon the redemption upon surrender to the depositary of the Depositary Receipts evidencing the Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the Depositary Shares to the Preferred Stock. Each record holder of the Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying the holder's Depositary Shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying the Depositary Shares in accordance with the instructions, and the Company will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to do so.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless the amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the depositary only if (a) all outstanding Depositary Shares thereto have been redeemed or, (b) there has been a final distribution with respect to the Preferred Stock of the relevant series in connection with any liquidation, dissolution, or winding up of the Company and the distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and the other charges as are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

MISCELLANEOUS

     The depositary will forward to the holders of Depositary Shares all reports and communications from the Company that are delivered to the depositary and that the Company is required to furnish to the holders of the Preferred Stock.

     Neither the depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding with respect to any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares, or other persons believed to be competent and on documents believed to be genuine.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the SEC in connection with the offering of the Warrants.

DEBT WARRANTS

     The Prospectus Supplement to a particular issue of Debt Warrants will describe the terms of the Debt Warrants, including the following: (a) the title of the Debt Warrants; (b) the offering price for the Debt Warrants, if any; (c) the aggregate number of the Debt Warrants; (d) the designation and terms of the Debt Securities purchasable upon exercise of the Debt Warrants; (e) if applicable, the designation and terms of the Debt Securities with which the Debt Warrants are issued and the number of the Debt Warrants issued with each Debt Security; (f) if applicable, the date from and after which the Debt Warrants and any Debt Securities issued therewith will be separately transferable; (g) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which the principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise the Debt Warrants shall commence and the date on which the right shall expire; (i) if applicable, the minimum or maximum amount of the Debt Warrants that may be exercised at any one time; (j) whether the Debt Warrants represented by the Debt Warrant certificates or Debt Securities that may be issued upon exercise of the Debt Warrants will be issued in registered or bearer form; (k) information with respect to book- entry procedures, if any; (l) the currency or currency units in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States federal income tax considerations; (n) the antidilution provisions of the Debt Warrants, if any; (o) the redemption or call provisions, if any, applicable to the Debt Warrants; and (p) any additional terms of the Debt Warrants, including terms, procedures, and limitations to the exchange and exercise of the Debt Warrants.

STOCK WARRANTS

     The Prospectus Supplement to any particular issue of Preferred Stock Warrants or Common Stock Warrants will describe the terms of the Warrants, including the following: (a) the title of the Warrants; (b) the offering price for the Warrants, if any; (c) the aggregate number of the Warrants; (d) the designation and terms of the Common Stock or Preferred Stock purchasable upon exercise of the Warrants; (e) if applicable, the designation and terms of the Offered Securities with which the Warrants are issued and the number of the Warrants issued with each Offered Security; (f) if applicable, the date from and after which the Warrants and any Offered Securities issued therewith will be separately transferable; (g) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of a Warrant and the price at which the shares may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise the Warrants shall commence and the date on which the right shall expire; (i) if applicable, the minimum or maximum amount of the Warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable; (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of the Warrants, if any; (m) the redemption or call provisions, if any, applicable to the Warrants; and (n) any additional terms of the Warrants, including terms, procedures and limitations to the exchange and exercise of the Warrants.

                           DESCRIPTION OF GUARANTEES

     Pioneer USA may issue Guarantees in connection with Debt Securities offered by any Prospectus Supplement. The following summary of certain provisions of the Guarantees does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the form of Guarantee that will be filed with the SEC in connection with the offering of Guarantees. Each Guarantee will be issued under the Indenture. The Prospectus Supplement to a particular issue of Guarantees will describe the terms of the Guarantees, including the following: (a) the series of Debt Securities to which the Guarantees apply; (b) whether the Guarantees are secured or unsecured; (c) whether the Guarantees are conditional or unconditional; (d) whether the Guarantees are senior or subordinate to other Guarantees or debt; (e) the terms under which the Guarantees may be amended, modified, waived, released or otherwise terminated, if different from the provisions applicable to the guaranteed Debt Securities; and (f) any additional terms of the Guarantees.

                              PLAN OF DISTRIBUTION

     The Company or Pioneer USA may sell the Offered Securities within or outside the United States through underwriters, brokers or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company or Pioneer USA from the sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement to the offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Offered Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Company or Pioneer USA may also sell the Offered Securities pursuant to one or more standby agreements with one or more underwriters in connection with the call for redemption of a specified class or series of any securities of the Company or any subsidiary of the Company. In such a standby agreement, the underwriter or underwriters would agree either (a) to purchase from the Company up to the number of shares of Common Stock that would be issuable upon conversion of all the shares of the class or series of securities of the Company or its subsidiary at an agreed price per share of Common Stock, or (b) to purchase from the Company or Pioneer USA up to a specified dollar amount of Offered Securities at an agreed price per Offered Security which price may be fixed or may be established by formula or other method and which may or may not relate to market prices of the Common Stock or any other security of the Company then outstanding. The underwriter or underwriters would also agree, if applicable, to convert into Common Stock or other security of the Company any securities of the class or series held or purchased by the underwriter or underwriters. The underwriter or underwriters may assist in the solicitation of conversions by holders of the class or series of securities.

     If dealers are used in the sale of Offered Securities with respect to which this Prospectus is delivered, the Company or Pioneer USA will sell the Offered Securities to the dealers as principals. The dealers may then resell the Offered Securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement thereto.

     Offered Securities may be sold directly by the Company or Pioneer USA or through agents designated by the Company or Pioneer USA from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to the agent will be set forth, in the Prospectus Supplement thereto. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Offered Securities, underwriters or agents may receive compensation from the Company or Pioneer USA or from purchasers of Offered Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or Pioneer USA and any profit on the resale of the Offered Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company or Pioneer USA will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company or Pioneer USA at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of the contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company or Pioneer USA to indemnification by the Company or Pioneer USA against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents, dealers or underwriters may be required to make with respect thereto. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company or Pioneer USA in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Offered Securities.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Offered Securities will be passed upon for the Company and Pioneer USA by Vinson & Elkins L.L.P., Dallas, Texas, and for any underwriters or agents by a firm named in the Prospectus Supplement to a particular issue of Offered Securities.

                                    EXPERTS

     The Consolidated Financial Statements of the Company (successor to Parker & Parsley and subsidiaries) have been incorporated by reference in this Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of in 1995 and a change in the method of accounting for income taxes in 1993.

     The Consolidated Financial Statements of Mesa incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The Financial Statements of Greenhill Petroleum Corporation incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Chauvco Resources Ltd. incorporated by reference in this Registration Statement have been audited by Price Waterhouse, chartered accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The estimates of the proved reserves of the Company (successor to Parker & Parsley and subsidiaries) as of December 31, 1996, incorporated by reference in this Registration Statement, are based upon a reserve report prepared by the Company and audited by Netherland, Sewell & Associates, Inc., independent petroleum consultants, and are incorporated by reference herein upon the authority of such firm as experts with respect to such matters covered by such report.

     The estimates of Mesa's proved reserves as of December 31, 1996, incorporated by reference in this Registration Statement with respect to its Hugoton and West Panhandle field properties are based upon a reserve report prepared by Williamson Petroleum Consultants, Inc., independent petroleum consultants, and are incorporated by reference herein upon the authority of such firm as experts with respect to such matters covered by such report. The estimates of Greenhill Petroleum Corporation's proved reserves as of December 31, 1996, incorporated by reference in this Registration Statement pursuant to items 10 and 16 under the section entitled "Incorporation of Certain Documents By Reference" in this Registration Statement, are based upon a reserve report prepared by Miller and Lents, Ltd., independent petroleum consultants, and are incorporated by reference herein upon the authority of such firm as experts with respect to such matters covered by such report.

     The estimates of Chauvco Resources Ltd. proved reserves as of December 31, 1996, incorporated by reference in this Registration Statement, are based upon reserve reports prepared by Gilbert Lausten Jung Associates, Ltd. and Martin Petroleum and Associates, independent petroleum consultants, and are incorporated by reference herein upon the authority of such firm as experts with respect to such matters covered by such report.

                    (PIONEER NATURAL RESOURCES COMPANY LOGO)